19008805 ƆN

SEC Mail Proce

MAR 05 2019

Washington, DC

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ANNUAL AUDITED REPORT FORM X-17A-5 ~~A~~ PART III

SEC FILE NUMBER
8-69832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GPP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 MASON STREET, 3RD FLOOR
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RON PANZIER 203-971-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

RMS

OATH OR AFFIRMATION

I, RON PANZIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GPP SECURITIES, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lydia Toperzer
NOTARY PUBLIC
State of Connecticut
My Commission Expires 3/31/2019

Signature

MANAGER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2018

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
GPP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GPP Securities, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GPP Securities, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of GPP Securities, LLC's management. Our responsibility is to express an opinion on GPP Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to GPP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as GPP Securities, LLC's auditor since 2017.
New York, New York
February 19, 2019

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS		
Cash	$	773,785
Other assets		630
		774,415
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses		484,808
Total liabilities		484,808
Member's equity		289,607
	$	774,415

See accompanying notes to statement of financial condition.

1. Nature of Business Operations and Ownership

GPP Securities, LLC (the "Company") is a Delaware Limited Liability Company that was formed on July 1, 2016 under the Delaware Limited Liability Company Act. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and received approval to commence business operations from the Financial Industry Regulatory Authority, Inc. (FINRA) effective August 25, 2017. The Company is a wholly owned subsidiary of Great Point Partners, LLC (the "Parent").

The principal business activity of the Company is to provide brokerage services in connection with acquisitions, dispositions, mergers and refinancing of client companies as a result of investments made by private investment partnerships affiliated with the Parent. This activity may include debt, equity or a combination of debt and equity financing. The Company does not carry any margin or trading accounts and does not hold funds or securities for customers.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

Cash

Cash represents funds on deposit that were held with one major financial institution as of December 31, 2018.

Revenue Recognition

Revenue includes transaction fees earned for providing services in connection with acquisitions, dispositions, mergers or refinancing of companies. The Company uses the accrual basis of accounting wherein revenues are recognized when earned and payment is reasonably assured, which is generally on a success-fee basis on such transactions.

On January 1, 2018, the Company implemented FASB issued accounting standards codification Topic 606 - Revenue From Contracts With Customers. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of revenue for transaction fees as the Company does not recognize revenue until it completes its performance obligations under the contracts which occurs at the closing date of the transaction. This is the point when the Company has satisfied the performance obligation and can reasonably estimate its fee and its collectability. As the Company does not normally receive, retain or progress fees on its contracts with customers, there is no judgement on the part of management to determine the timing of recognition of such revenues.

Transaction Fees Receivable

Transaction fees receivable are revenues that the Company expects to collect for transactions that were completed during a given year. As of December 31, 2018, there was no transaction fees receivable.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a disregarded entity for federal and state income tax purposes. Accordingly, no provision has been made for income taxes as any income or loss is passed through to and reported on the Parent's tax filings.

At December 31, 2018 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Allocation of Expenses

The Parent is the sole member of the Company. The Company entered into an Administration and Expense Sharing Agreement to reimburse the Parent its allocable share of expenses and costs incurred by the Parent. Generally, the allocation is equal to 1.27% for office related expenses (based on the approximate square footage of Company's office) and 10% for employee related expenses (such as payroll and benefits), whereby shared management expenses, as outlined in the agreement are recognized by the Company. Expenses are generally paid by the Parent and then reimbursed by the Company for its allocable portion. These expenses include, but are not limited to, shared services such as accounting fees, legal services, consultants, transfer agents and registrars, communications, computer and information technology, occupancy, personnel and administration of employee benefits, professional fees and expenses, email archiving and electronic storage, travel, entertainment, outside service providers and other office or administrative expenses. Expenses directly related to the Company may be paid by the Parent and reimbursed in full by the Company.

Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of financial condition, results of operations and net capital requirements.

Recently Issued Accounting Pronouncements

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

In January 2016, the FASB issued ASU 2016-02, Topic 842, Leases. Also, in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases. These ASU's require the recognition of a lease asset and corresponding lease liabilities by lessees for leases previously classified as operating leases under previous GAAP.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

The lease asset would reflect a right to use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for the Company effective January 1, 2019. The Company has determined that it does not have any leases which would be subject to ASU 2016-02 and therefore does not expect implementation of ASU 2016-02 will have any impact on its financial position, results of operations, cash flows or net capital.

For the year ending December 31, 2019, various ASUs issued by the FASB contain effective implementation dates that will require their provisions to be reflected in the financial statements for the year then ending. The Company has either evaluated or is currently evaluating the implications, if any, of each of these ASUs and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the ASUs have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. Net Capital

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first 12 months of operation (in the Company's case through August 25, 2018) and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2018, the Company's net capital was $288,977 which is in excess by $256,656 of its minimum requirement of $32,321. Aggregate indebtedness was $484,408.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i).

4. Related Party Transactions

Revenues

In the normal course of business, the Company receives transaction fee revenues solely as a result of investments made by private investment partnerships affiliated with the Parent. During the year ended December 31, 2018, the Company's customers completed multiple transactions whereby the Company earned and collected fees totaling $3,781,080 which was recorded on the statement of operations. Of this amount, $3,454,260 was withdrawn and distributed to the Parent during the year.

Expenses

The Company incurs expenses relating to the ongoing operations of the business. Generally, these expenses are paid by the Parent, recorded as a liability and reimbursed by the Company on a periodic basis. At times, the Parent may forgive such intercompany payables by converting these liabilities into equity in the form of a capital contribution. During the year ended December 31, 2018, the Parent forgave $147,626 of expenses that the Company owed to the Parent and converted this into equity.

5. Concentration of Credit Risk

The Company maintains its cash balances in a financial institution. Such balances may from time to time exceed the amount insured by the Federal Deposit Insurance Corporation.